

August 11, 2010

Mr. Robert A. Bradway
Executive Vice President and
Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

>   **Re: Amgen Inc.**
>   **Form 10-Q for the Period Ended March 31, 2010**
>   **Filed May 7, 2010**
>   **File Number: 000-12477**

Dear Mr. Bradway:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant